UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐          No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐          No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Date August 30, 2017

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

-----------------------------------------------------

(Registrant)

By:      /s/ Andi Setiawan

----------------------------------------------------

(Signature)

Andi Setiawan

VP Investor Relations

Information furnished in this form:

Announcement to the Indonesian Otoritas Jasa Keuangan (the Indonesian Financial Services Authority) with respect to current condition related to Telkom-1 satellite technical disruption.

Forward-Looking Statements

All statements other than statements of historical facts included herein are or may be forward-looking statements. These statements reflect current expectations, beliefs or strategies of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk ("Telkom") regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. More detailed information on the potential risks that could affect Telkom's financial results will be found in the Form 20-F filed on March 24, 2017 with the U.S. Securities and Exchange Commission. Shareholders and investors should not place undue reliance on such forward-looking statements, and Telkom do not undertake any obligation to update publicly or revise any forward-looking statements.

Number: TEL. 158/PR000/COP-I5000000/2017

Jakarta, August 30, 2017

To:

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4, Jakarta

Re: Current condition related to Telkom-1 satellite technical disruptions

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/OJK) Regulation No 31/POJK.04/2015 dated December 16, 2015 related to Disclosure of Information and Material Facts for Public Company, we hereby inform you that:

Issuer Name                                      : PT Telkom Indonesia (Persero) Tbk

Business Sector                                : Telecommunication

Telephone                                         : (+6221) 5215109

Facsimile                                             : (+6221) 5220500

E-mail                                                   : investor@telkom.co.id

1	Information or material facts	Current condition of Telkom-1 Satellite technical disruptions
2	Date	August 28, 2017
3	Description of material facts

In reference to our previous letter no. Tel.157/PR000/COP-I5000000/2017 dated August 28, 2017 regarding Technical Disruptions on Telkom-1 Satellite (“Telkom-1”), we hereby inform the latest update on the current condition of Telkom-1 and the follow up actions, as follows:

1.      Since the technical disruptions on Telkom-1 satellite ("Telkom-1") were detected on August 25, 2017, we have been conducting our best effort in systematic and measurable manners to recover the satellite. However, based on the examination done by Lockheed Martin (the manufacturer of Telkom-1) dated August 28, 2017, Telkom-1 could not function normally and its fuel already reached below minimum level since there was some leakage. Therefore, Lockheed Martin recommended to immediately commencing the shutdown process of Telkom-1.

  Considering the Lockheed Martin's recommendations, Telkom has decided to start the shutdown process of Telkom-1.

3.      To mitigate any potential risks, Telkom will work closely with various competent international institutions in formulating and performing necessary steps, which include among others procuring a proper third party liability insurance.

4	Impact of the incident	Telkom-1 Satellite will stop operating soon.
5	Other information

The progress of availing replacement transponders from other satellites (as part of our commitment to recover the services to Telkom-1 customers) has reached 100% by August 30 2017 as per our target. We have been performing all of the service recovery processes in well planned and  structured manners. This entire work is coordinated and monitored closely through 24x7 Crisis Center.

Thank you for your concern.

Best Regards,

ANDI SETIAWAN

VP Investor Relation

cc:

1.  Director of Corporate Financial Assessment of Services Sector, Financial Services Authority (OJK);

2.  Indonesia Stock Exchange through IDXnet; and

3.  Telkom’s Trustee (PT Bank CIMB Niaga and PT Bank Permata).